Exhibit 99.E

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2003

ALLIANCE ATLANTIS COMMUNICATIONS INC.

/s/ PAUL LABERGE
Paul Laberge
Senior Vice-President Corporate Development and General Counsel